# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BGIN BLOCKCHAIN LIMITED, CIK 0001945565
CUSIP: G17429104
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore, Singapore (U0), 409051
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002111589

## Reporting persons
- Qingfeng Wu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 249,500; shared voting power 22,554,375; sole dispositive power 249,500; shared dispositive power 22,554,375; aggregate amount beneficially owned 22,803,875 (20.16% of the class)
  Comment: The amount in rows 5 and 7 represents 249,500 Class A ordinary shares directly held by Mr. Qingfeng Wu.
  
  The amount in rows 6 and 8 represents 22,554,375 Class A ordinary shares issuable upon the conversion of 22,554,375 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu through Decho Investment Limited, a British Virgin Islands company, an entity wholly owned by Mister NK Limited, a British Virgin Islands company. Mister NK Limited is controlled by The Xiantaipai Trust, a trust managed by Dedao Trust Limited as trustee. Mr. Qingfeng Wu is the settlor of The Xiantaipai Trust. Under the terms of this trust, Mr. Qingfeng Wu has the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Decho Investment Limited in the Company.
  
  The amount in row 9 represents 249,500 Class A ordinary shares directly held by Mr. Qingfeng Wu and 22,554,375 Class A ordinary shares issuable upon the conversion of 22,554,375 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu.
  
  Percentage of class is calculated based on 90,581,566 Class A ordinary shares outstanding as of December 31, 2025, plus the 22,554,375 Class A ordinary shares issuable upon the conversion of 22,554,375 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu.
- Decho Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 22,554,375; sole dispositive power 0; shared dispositive power 22,554,375; aggregate amount beneficially owned 22,554,375 (19.94% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 22,554,375 Class A ordinary shares issuable upon the conversion of 22,554,375 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu through Decho Investment Limited, a British Virgin Islands company, an entity wholly owned by Mister NK Limited, a British Virgin Islands company. Mister NK Limited is controlled by The Xiantaipai Trust, a trust managed by Dedao Trust Limited as trustee. Mr. Qingfeng Wu is the settlor of The Xiantaipai Trust. Under the terms of this trust, Mr. Qingfeng Wu has the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Decho Investment Limited in the Company.
  
  Percentage of class is calculated based on 90,581,566 Class A ordinary shares outstanding as of December 31, 2025, plus the 22,554,375 Class A ordinary shares issuable upon the conversion of 22,554,375 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu.
- Mister NK Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 22,554,375; sole dispositive power 0; shared dispositive power 22,554,375; aggregate amount beneficially owned 22,554,375 (19.94% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 22,554,375 Class A ordinary shares issuable upon the conversion of 22,554,375 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu through Decho Investment Limited, a British Virgin Islands company, an entity wholly owned by Mister NK Limited, a British Virgin Islands company. Mister NK Limited is controlled by The Xiantaipai Trust, a trust managed by Dedao Trust Limited as trustee. Mr. Qingfeng Wu is the settlor of The Xiantaipai Trust. Under the terms of this trust, Mr. Qingfeng Wu has the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Decho Investment Limited in the Company.
  
  Percentage of class is calculated based on 90,581,566 Class A ordinary shares outstanding as of December 31, 2025, plus the 22,554,375 Class A ordinary shares issuable upon the conversion of 22,554,375 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu.
- The Xiantaipai Trust: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 22,554,375; sole dispositive power 0; shared dispositive power 22,554,375; aggregate amount beneficially owned 22,554,375 (19.94% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 22,554,375 Class A ordinary shares issuable upon the conversion of 22,554,375 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu through Decho Investment Limited, a British Virgin Islands company, an entity wholly owned by Mister NK Limited, a British Virgin Islands company. Mister NK Limited is controlled by The Xiantaipai Trust, a trust managed by Dedao Trust Limited as trustee. Mr. Qingfeng Wu is the settlor of The Xiantaipai Trust. Under the terms of this trust, Mr. Qingfeng Wu has the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Decho Investment Limited in the Company.
  
  Percentage of class is calculated based on 90,581,566 Class A ordinary shares outstanding as of December 31, 2025, plus the 22,554,375 Class A ordinary shares issuable upon the conversion of 22,554,375 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu.

## Item 1. Issuer
Name of issuer: BGIN BLOCKCHAIN LIMITED
Address of issuer's principal executive offices: #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore 409051

## Item 2. Person Filing
Name of person filing:
Qingfeng Wu
Decho Investment Limited
Mister NK Limited
The Xiantaipai Trust
Address of principal business office or, if none, residence:
Qingfeng Wu: #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore 409051
Decho Investment Limited: Tricor Services (BVI) Limited, 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands
Mister NK Limited: 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands
The Xiantaipai Trust: c/o Dedao: Room 1002, 10/F, Tower 1, China Hong Kong City, 33 Canton Road, Tsim Shaa Tsui, Kowloon, Hong Kong
Citizenship:
Qingfeng Wu: People's Republic of China
Decho Investment Limited: British Virgin Islands
Mister NK Limited: British Virgin Islands
The Xiantaipai Trust: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Qingfeng Wu: 22,803,875
Decho Investment Limited: 22,554,375
Mister NK Limited: 22,554,375
The Xiantaipai Trust: 22,554,375
Percent of class:
Qingfeng Wu: 20.16%
Decho Investment Limited: 19.94%
Mister NK Limited: 19.94%
The Xiantaipai Trust: 19.94%
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Qingfeng Wu: /s/ Qingfeng Wu, Qingfeng Wu (02/17/2026)
- Decho Investment Limited: /s/ Qingfeng Wu, Qingfeng Wu/Director (02/17/2026)
- Mister NK Limited: /s/ Zhuoran Li, Zhuoran Li/Director - Dedao Trust Limited, as Director (02/17/2026)
- The Xiantaipai Trust: /s/ Zhuoran Li, Zhuoran Li/Director - Dedao Trust Limited, as Trustee (02/17/2026)